Golden Sun Education Group Limited

Profit Huiyin Square North Building,

Huashan 2018, Unit 1001,

Xuhui District, Shanghai, China

VIA EDGAR

June 15, 2022

Mr. Donald E. Field

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Golden Sun Education Group Limited

Registration Statement on Form F-1, as amended

File No. 333-255891

Dear Mr. Field:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Golden Sun Education Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on June 21, 2022, or as soon thereafter as practicable.

Very truly yours,

Golden Sun Education Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

cc. Ying Li, Esq., Hunter Taubman Fischer & Li LLC